

Mail Stop 3030

February 10, 2017

Via E-mail
Rajesh Kalathur
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

> **Re: Deere & Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2016**
> **Filed December 19, 2016**
> **File No. 1-4121**

Dear Mr. Kalathur:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant
                        Office of Electronics and Machinery